FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 2

Analysis by quarter

Appendix 2 Analysis by quarter

Summary consolidated income statement - pro forma

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Net interest income	3,322	3,261	3,446	3,534	3,684	11%	4%

Non-interest income (excluding insurance net premium income)	1,498	2,532	2,786	4,131	3,820	155%	(8%)
Insurance net premium income	1,301	1,301	1,308	1,289	1,278	(2%)	(1%)

Non-interest income	2,799	3,833	4,094	5,420	5,098	82%	(6%)

Total income	6,121	7,094	7,540	8,954	8,782	43%	(2%)
Operating expenses	(4,066)	(4,195)	(4,473)	(4,430)	(4,103)	1%	(7%)

Profit before other operating charges	2,055	2,899	3,067	4,524	4,679	128%	3%
Insurance net claims	(925)	(1,145)	(1,321)	(1,136)	(1,323)	43%	16%

Operating profit before impairment losses	1,130	1,754	1,746	3,388	3,356	197%	(1%)
Impairment losses	(4,663)	(3,279)	(3,099)	(2,675)	(2,487)	(47%)	(7%)

Operating (loss)/profit*	(3,533)	(1,525)	(1,353)	713	869	(125%)	22%
Amortisation of purchased intangible assets	(55)	(73)	(59)	(65)	(85)	55%	31%
Integration and restructuring costs	(355)	(324)	(228)	(168)	(254)	(28%)	51%
Gain on redemption of own debt	3,790	-	-	-	553	(85%)	-
Strategic disposals	212	(155)	(166)	53	(411)	-	-
Bonus tax	-	-	(208)	(54)	(15)	-	(72%)
Asset Protection Scheme credit default swap - fair value changes	-	-	-	(500)	500	-	(200%)
Gains on pensions curtailment	-	-	2,148	-	-	-	-

Profit/(loss) before tax	59	(2,077)	134	(21)	1,157	-	-
Tax credit/(charge)	640	576	(649)	(106)	(825)	-	-

Profit/(loss) from continuing operations	699	(1,501)	(515)	(127)	332	(53%)	-
Loss from discontinued operations, net of tax	(13)	(7)	(7)	(4)	(26)	100%	-

Profit/(loss) for the period	686	(1,508)	(522)	(131)	306	(55%)	-
Minority interests	(83)	(47)	(47)	(12)	(30)	(64%)	150%
Preference share and other dividends	(432)	(245)	(144)	(105)	(19)	(96%)	(82%)

Profit/(loss) attributable to ordinary and B shareholders before write-down of goodwill and other intangible assets	171	(1,800)	(713)	(248)	257	50%	-
Write-down of goodwill and other intangible assets, net of tax	(311)	-	(52)	-	-	-	-
(Loss)/profit attributable to ordinary and B shareholders	(140)	(1,800)	(765)	(248)	257	-	-

*(Loss)/profit before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets.

Appendix 2 Analysis by quarter

Summary consolidated income statement - pro forma (continued)

	2009			2010		Q2 2010 vs.
Key metrics	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010

Net interest margin	1.70%	1.75%	1.83%	1.92%	2.03%	33bp	11bp
Cost:income ratio	66%	59%	59%	49%	47%	1,900bp	200bp
Adjusted cost:income ratio	78%	71%	72%	57%	55%	2,300bp	200bp
Risk-weighted assets - gross	£547.3bn	£594.7bn	£565.8bn	£585.5bn	£597.3bn	9%	2%
Benefit of Asset Protection Scheme	-	-	(£127.6bn)	(£124.8bn)	(£123.4bn)	-	(1%)
Risk-weighted assets	£547.3bn	£594.7bn	£438.2bn	£460.7bn	£473.9bn	(13%)	3%
Loan deposit ratio (Group - net of provisions)	143%	139%	135%	131%	128%	(1,500bp)	(300bp)
Risk elements in lending (REIL)	£30.7bn	£35.0bn	£35.0bn	£36.5bn	£36.2bn	18%	(1%)
Provision balance as % of REIL and PPL	44%	43%	42%	45%	43%	(100bp)	(200bp)

Appendix 2 Analysis by quarter

Divisional performance

The operating profit/(loss) of each division before amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailments and write-down of goodwill and other intangible assets, and after allocation of Business Services, Group Centre and Treasury funding costs is shown below. The Group manages costs where they arise. Customer-facing divisions control their direct expenses whilst Business Services is responsible for shared costs.

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	490	468	579	527	576	18%	9%
UK Corporate	535	566	530	504	588	10%	17%
Wealth	134	120	99	66	88	(34%)	33%
Global Banking & Markets	1,018	593	1,001	1,498	1,245	22%	(17%)
Global Transaction Services	269	275	228	233	282	5%	21%
Ulster Bank	78	59	73	81	104	33%	28%
US Retail & Commercial	136	137	134	183	273	101%	49%
RBS Insurance	142	13	(170)	(50)	(203)	-	-
Central items	(311)	121	(3)	201	337	-	68%

Core	2,491	2,352	2,471	3,243	3,290	32%	1%
Non-Core	(1,361)	(598)	(725)	145	66	(105%)	(54%)

Group operating profit before impairment losses	1,130	1,754	1,746	3,388	3,356	197%	(1%)

Included in the above are movements in fair value of own debt:
Global Banking & Markets	(482)	(320)	106	(32)	331	-	-
Central items	(478)	(163)	164	(137)	288	-	-

	(960)	(483)	270	(169)	619	-	-

Impairment losses by division
UK Retail	470	404	451	387	300	(36%)	(22%)
UK Corporate	450	187	190	186	198	(56%)	6%
Wealth	16	1	10	4	7	(56%)	75%
Global Banking & Markets	(31)	272	130	32	164	-	-
Global Transaction Services	4	22	4	-	3	(25%)	-
Ulster Bank	90	144	348	218	281	-	29%
US Retail & Commercial	146	180	153	143	144	(1%)	1%
RBS Insurance	1	2	-	-	-	-	-
Central items	1	1	2	1	-	-	-

Core	1,147	1,213	1,288	971	1,097	(4%)	13%
Non-Core	3,516	2,066	1,811	1,704	1,390	(60%)	(18%)

Group impairment losses	4,663	3,279	3,099	2,675	2,487	(47%)	(7%)

Appendix 2 Analysis by quarter

Divisional performance (continued)

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Operating (loss)/profit by division
UK Retail	20	64	128	140	276	-	97%
UK Corporate	85	379	340	318	390	-	23%
Wealth	118	119	89	62	81	(31%)	31%
Global Banking & Markets	1,049	321	871	1,466	1,081	3%	(26%)
Global Transaction Services	265	253	224	233	279	5%	20%
Ulster Bank	(12)	(85)	(275)	(137)	(177)	-	29%
US Retail & Commercial	(10)	(43)	(19)	40	129	-	-
RBS Insurance	141	11	(170)	(50)	(203)	-	-
Central items	(312)	120	(5)	200	337	-	69%

Core	1,344	1,139	1,183	2,272	2,193	63%	(3%)
Non-Core	(4,877)	(2,664)	(2,536)	(1,559)	(1,324)	(73%)	(15%)

Group operating (loss)/profit	(3,533)	(1,525)	(1,353)	713	869	(125%)	22%

Loan impairment losses	4,520	3,262	3,032	2,602	2,479	(45%)	(5%)
Securities impairments losses	143	17	67	73	8	(94%)	(89%)

	4,663	3,279	3,099	2,675	2,487	(47%)	(7%)

Loan impairment charge as % of gross loans and advances (excluding reverse repurchase agreements)	3.0%	2.2%	2.1%	1.8%	1.8%	(120bp)	-

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£bn	£bn	2009	2010

Risk-weighted assets by division
UK Retail	54.0	51.6	51.3	49.8	49.1	(9%)	(1%)
UK Corporate	89.5	91.0	90.2	91.3	87.6	(2%)	(4%)
Wealth	10.3	10.7	11.2	11.7	12.0	17%	3%
Global Banking & Markets	112.5	121.5	123.7	141.8	141.3	26%	-
Global Transaction Services	16.7	18.9	19.1	20.4	19.4	16%	(5%)
Ulster Bank	26.2	28.5	29.9	32.8	30.5	16%	(7%)
US Retail & Commercial	55.6	62.8	59.7	63.8	65.5	18%	3%
Other	8.5	9.0	9.4	9.6	16.9	99%	76%

Core	373.3	394.0	394.5	421.2	422.3	13%	-
Non-Core	174.0	200.7	171.3	164.3	175.0	1%	7%

	547.3	594.7	565.8	585.5	597.3	9%	2%
Benefit of Asset Protection Scheme	-	-	(127.6)	(124.8)	(123.4)	-	(1%)

Total	547.3	594.7	438.2	460.7	473.9	(13%)	3%

Appendix 2 Analysis by quarter

UK Retail

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	868	848	939	933	1,001	15%	7%

Net fees and commissions - banking	321	303	283	259	263	(18%)	2%
Other non-interest income (net of insurance claims)	69	69	60	56	56	(19%)	-

Non-interest income	390	372	343	315	319	(18%)	1%

Total income	1,258	1,220	1,282	1,248	1,320	5%	6%

Direct expenses
- staff	(214)	(206)	(211)	(198)	(203)	(5%)	3%
- other	(102)	(99)	(105)	(105)	(111)	9%	6%
Indirect expenses	(452)	(447)	(387)	(418)	(430)	(5%)	3%

	(768)	(752)	(703)	(721)	(744)	(3%)	3%

Operating profit before impairment losses	490	468	579	527	576	18%	9%
Impairment losses	(470)	(404)	(451)	(387)	(300)	(36%)	(22%)

Operating profit	20	64	128	140	276	-	97%

Analysis of income by product
Personal advances	311	303	273	234	236	(24%)	1%
Personal deposits	354	319	279	277	277	(22%)	-
Mortgages	273	319	415	422	478	75%	13%
Bancassurance	69	69	56	59	58	(16%)	(2%)
Cards	212	225	228	229	239	13%	4%
Other	39	(15)	31	27	32	(18%)	19%

Total income	1,258	1,220	1,282	1,248	1,320	5%	6%

Analysis of impairment by sector
Mortgages	41	26	35	48	44	7%	(8%)
Personal	299	247	282	233	168	(44%)	(28%)
Cards	130	131	134	106	88	(32%)	(17%)

Total impairment	470	404	451	387	300	(36%)	(22%)

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.2%	0.1%	0.2%	0.2%	0.2%	-	-
Personal	8.3%	6.8%	8.3%	7.1%	5.3%	(300bp)	(180bp)
Cards	8.5%	8.6%	8.6%	7.1%	5.9%	(260bp)	(120bp)

	1.9%	1.6%	1.8%	1.5%	1.1%	(80bp)	(40bp)

Appendix 2 Analysis by quarter

UK Retail(continued)

	2009			2010		Q2 2010 vs.
Key metrics	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010

Performance ratios
Return on equity (1)	1.2%	4.0%	8.3%	9.4%	18.8%	1,760bp	940bp
Net interest margin	3.69%	3.47%	3.74%	3.66%	3.88%	19bp	22bp
Cost:income ratio	60%	57%	54%	56%	57%	300bp	(100bp)
Adjusted cost:income ratio (2)	61%	62%	55%	58%	56%	500bp	200bp

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£bn	£bn	2009	2010

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	76.6	80.3	83.2	84.8	86.9	13%	2%
- personal	14.4	14.5	13.6	13.2	12.8	(11%)	(3%)
- cards	6.1	6.1	6.2	6.0	6.0	(2%)	-
Customer deposits (excluding bancassurance)	83.4	85.6	87.2	89.4	90.0	8%	1%
Assets under management (excluding deposits)	4.7	5.0	5.3	5.3	5.4	15%	2%
Risk elements in lending	4.5	4.7	4.6	4.7	4.8	7%	2%
Loan:deposit ratio (excluding repos)	113%	115%	115%	113%	114%	100bp	100bp
Risk-weighted assets	54.0	51.6	51.3	49.8	49.1	(9%)	(1%)

Notes:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).
(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.

Appendix 2 Analysis by quarter

UK Corporate

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	560	607	626	610	647	16%	6%

Net fees and commissions	219	223	222	224	233	6%	4%
Other non-interest income	109	106	100	105	107	(2%)	2%

Non-interest income	328	329	322	329	340	4%	3%

Total income	888	936	948	939	987	11%	5%

Direct expenses
- staff	(182)	(174)	(212)	(205)	(189)	4%	(8%)
- other	(46)	(71)	(77)	(100)	(78)	70%	(22%)
Indirect expenses	(125)	(125)	(129)	(130)	(132)	6%	2%

	(353)	(370)	(418)	(435)	(399)	13%	(8%)

Operating profit before impairment losses	535	566	530	504	588	10%	17%
Impairment losses	(450)	(187)	(190)	(186)	(198)	(56%)	6%

Operating profit	85	379	340	318	390	-	23%

Analysis of income by business
Corporate and commercial lending	520	546	589	630	660	27%	5%
Asset and invoice finance	123	129	140	134	154	25%	15%
Corporate deposits	264	241	191	176	185	(30%)	5%
Other	(19)	20	28	(1)	(12)	(37%)	-

Total income	888	936	948	939	987	11%	5%

Analysis of impairment by Sector
Banks and financial institutions	3	4	6	2	(9)	-	-
Hotels and restaurants	36	7	40	16	12	(67%)	(25%)
Housebuilding and construction	55	58	(13)	14	8	(85%)	(43%)
Manufacturing	17	2	28	6	2	(88%)	(67%)
Other	88	31	12	37	83	(6%)	124%
Private sector education, health, social work, recreational and community services	32	(4)	23	8	-	-	-
Property	149	69	30	66	61	(59%)	(8%)
Wholesale and retail trade, repairs	23	16	23	18	28	22%	56%
Asset and invoice finance	47	4	41	19	13	(72%)	(32%)

Total impairment	450	187	190	186	198	(56%)	6%

Appendix 2 Analysis by quarter

UK Corporate (continued)

	2009			2010		Q2 2010 vs.
	Q2*	Q3*	Q4*	Q1*	Q2	Q2 2009	Q1 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.3%	0.3%	0.4%	0.1%	(0.6%)	(90bp)	(70bp)
Hotels and restaurants	2.2%	0.4%	2.4%	1.0%	0.7%	(150bp)	(30bp)
Housebuilding and construction	4.8%	5.0%	(1.2%)	1.3%	0.7%	(410bp)	(60bp)
Manufacturing	1.2%	0.1%	1.9%	0.4%	0.1%	(110bp)	(30bp)
Other	1.1%	0.4%	0.2%	0.5%	1.0%	(10bp)	50bp
Private sector education, health, social work, recreational and community services	2.0%	(0.2%)	1.4%	0.4%	-	(200bp)	(40bp)
Property	1.8%	0.8%	0.4%	0.8%	0.8%	(100bp)	-
Wholesale and retail trade, repairs	0.9%	0.6%	0.9%	0.7%	1.1%	20bp	40bp
Asset and invoice finance	2.2%	0.2%	1.9%	0.8%	0.6%	(160bp)	(20bp)

	1.6%	0.7%	0.7%	0.7%	0.7%	(90bp)	-

Key metrics

Performance ratios
Return on equity (1)	3.2%	13.7%	12.4%	11.6%	15.0%	1,180bp	340bp
Net interest margin	2.17%	2.38%	2.47%	2.38%	2.50%	33bp	12bp
Cost:income ratio	40%	40%	44%	46%	40%	-	600bp

* Revised to reflect improvement in data quality to more accurately reflect Standard Industrial Classification.

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

UK Corporate (continued)

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£bn	£bn	2009	2010

Capital and balance sheet
Total third party assets	112.6	113.9	111.6	114.3	115.2	2%	1%
Loans and advances to customers (gross)
- banks and financial institutions	4.1	6.0	6.3	6.5	6.5	59%	-
- hotels and restaurants	6.5	7.1	6.7	6.6	7.0	8%	6%
- housebuilding and construction	4.6	4.6	4.3	4.3	4.6	-	7%
- manufacturing	5.9	6.2	5.9	5.9	5.5	(7%)	(7%)
- other	32.7	31.0	29.9	31.1	32.6	-	5%
- private sector education, health, social work, recreational and community services	6.4	6.6	6.5	8.5	9.1	42%	7%
- property	33.8	33.0	33.0	32.0	30.3	(10%)	(5%)
- wholesale and retail trade, repairs	10.0	10.6	10.2	10.4	10.4	4%	-
- asset and invoice finance	8.6	8.8	8.8	9.0	9.2	7%	2%
Customer deposits	85.6	86.7	87.8	91.4	95.4	11%	4%
Risk elements in lending	2.4	2.5	2.3	2.5	2.9	21%	16%
Loan:deposit ratio (excluding repos)	130%	130%	126%	124%	119%	(1,100bp)	(500bp)
Risk-weighted assets	89.5	91.0	90.2	91.3	87.6	(2%)	(4%)

Appendix 2 Analysis by quarter

Wealth

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	176	168	161	143	150	(15%)	5%

Net fees and commissions	90	92	91	95	97	8%	2%
Other non-interest income	21	19	22	17	19	(10%)	12%

Non-interest income	111	111	113	112	116	5%	4%

Total income	287	279	274	255	266	(7%)	4%

Direct expenses
- staff	(78)	(82)	(107)	(99)	(92)	18%	(7%)
- other	(34)	(35)	(37)	(30)	(34)	-	13%
Indirect expenses	(41)	(42)	(31)	(60)	(52)	27%	(13%)

	(153)	(159)	(175)	(189)	(178)	16%	(6%)

Operating profit before impairment losses	134	120	99	66	88	(34%)	33%
Impairment losses	(16)	(1)	(10)	(4)	(7)	(56%)	75%

Operating profit	118	119	89	62	81	(31%)	31%

Analysis of income
Private Banking	242	232	223	204	216	(11%)	6%
Investments	45	47	51	51	50	11%	(2%)

Total income	287	279	274	255	266	(7%)	4%

Key metrics

Performance ratios
Net interest margin	4.82%	4.34%	3.94%	3.38%	3.36%	(146bp)	(2bp)
Cost:income ratio	53%	57%	64%	74%	67%	(1,400bp)	700bp

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£bn	£bn	2009	2010

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	5.6	6.1	6.5	6.8	6.9	23%	1%
- personal	4.7	4.8	4.9	6.2	6.4	36%	3%
- other	2.1	2.5	2.3	1.5	1.6	(24%)	7%
Customer deposits	35.3	36.3	35.7	36.4	36.2	3%	(1%)
Assets under management (excluding deposits)	29.8	31.7	30.7	31.7	30.2	1%	(5%)
Risk elements in lending	0.2	0.2	0.2	0.2	0.2	-	-
Loan:deposit ratio (excluding repos)	35%	37%	38%	40%	41%	600bp	100bp
Risk-weighted assets	10.3	10.7	11.2	11.7	12.0	17%	3%

Appendix 2 Analysis by quarter

Global Banking & Markets

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	660	447	324	379	335	(49%)	(12%)

Net fees and commissions receivable	412	340	286	345	314	(24%)	(9%)
Income from trading activities	1,132	1,028	1,522	1,995	1,563	38%	(22%)
Other operating income (net of related funding costs)	(101)	(70)	(63)	73	66	(165%)	(10%)

Non-interest income	1,443	1,298	1,745	2,413	1,943	35%	(19%)

Total income	2,103	1,745	2,069	2,792	2,278	8%	(18%)

Direct expenses
- staff	(680)	(721)	(641)	(891)	(634)	(7%)	(29%)
- other	(204)	(240)	(247)	(229)	(237)	16%	3%
Indirect expenses	(201)	(191)	(180)	(174)	(162)	(19%)	(7%)

	(1,085)	(1,152)	(1,068)	(1,294)	(1,033)	(5%)	(20%)

Operating profit before impairment losses	1,018	593	1,001	1,498	1,245	22%	(17%)
Impairment losses	31	(272)	(130)	(32)	(164)	-	-

Operating profit	1,049	321	871	1,466	1,081	3%	(26%)

Analysis of income by product
Rates - money markets	466	287	108	88	4	(99%)	(95%)
Rates - flow	536	694	615	699	471	(12%)	(33%)
Currencies & Commodities	416	147	175	295	179	(57%)	(39%)
Equities	364	282	457	314	238	(35%)	(24%)
Credit markets	690	475	232	959	474	(31%)	(51%)
Portfolio management and origination	113	180	376	469	581	-	24%
Fair value of own debt	(482)	(320)	106	(32)	331	(169%)	-

Total income	2,103	1,745	2,069	2,792	2,278	8%	(18%)

Analysis of impairment by sector
Manufacturing and infrastructure	23	33	19	(7)	(12)	(152%)	71%
Property and construction	4	-	(1)	8	56	-	-
Banks and financial institutions	39	237	68	16	110	182%	-
Others	(97)	2	44	15	10	(110%)	(33%)

Total impairment	(31)	272	130	32	164	-	-

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	(0.1%)	0.6%	0.6%	0.1%	0.7%	80bp	60bp

Appendix 2 Analysis by quarter

Global Banking & Markets (continued)

	2009			2010		Q2 2010 vs.
Key metrics	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010

Performance ratios
Return on equity (1)	24.8%	7.2%	18.7%	28.4%	20.1%	(470bp)	(830bp)
Net interest margin	1.48%	1.08%	0.89%	1.11%	1.01%	(47bp)	(10bp)
Cost:income ratio	52%	66%	52%	46%	45%	700bp	100bp

	2009			2010		Q2 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£bn	£bn	2009	2010

Capital and balance sheet
Loans and advances (including banks)	155.2	156.3	127.8	133.5	128.9	(17%)	(3%)
Reverse repos	75.2	75.4	73.3	93.1	85.6	14%	(8%)
Securities	115.5	117.6	106.0	116.6	109.8	(5%)	(6%)
Cash and eligible bills	51.5	63.8	74.0	61.9	41.2	(20%)	(33%)
Other assets	40.5	46.0	31.1	38.6	34.5	(15%)	(11%)

Total third party assets (excluding derivatives mark to market)	437.9	459.1	412.2	443.7	400.0	(9%)	(10%)
Net derivative assets (after netting)	80.7	84.3	68.0	66.9	52.1	(35%)	(22%)
Customer deposits (excluding repos)	63.4	56.8	46.9	47.0	45.6	(28%)	(3%)
Risk elements in lending	1.1	1.6	1.8	1.2	1.8	64%	50%
Loan:deposit ratio (excluding repos)	186%	194%	194%	195%	195%	900bp	-
Risk-weighted assets	112.5	121.5	123.7	141.8	141.3	26%	-

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

Global Transaction Services

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	225	234	233	217	237	5%	9%
Non-interest income	398	388	404	390	411	3%	5%

Total income	623	622	637	607	648	4%	7%

Direct expenses
- staff	(87)	(87)	(102)	(104)	(102)	17%	(2%)
- other	(38)	(37)	(51)	(33)	(37)	(3%)	12%
Indirect expenses	(229)	(223)	(256)	(237)	(227)	(1%)	(4%)

	(354)	(347)	(409)	(374)	(366)	3%	(2%)

Operating profit before impairment losses	269	275	228	233	282	5%	21%
Impairment losses	(4)	(22)	(4)	-	(3)	(25%)	-

Operating profit	265	253	224	233	279	5%	20%

Analysis of income by product
Domestic cash management	204	202	197	194	201	(1%)	4%
International cash management	179	183	203	185	193	8%	4%
Trade finance	77	71	67	71	76	(1%)	7%
Merchant acquiring	126	127	128	115	133	6%	16%
Commercial cards	37	39	42	42	45	22%	7%

Total income	623	622	637	607	648	4%	7%

Key metrics

Performance ratios
Net interest margin	9.23%	9.63%	9.81%	7.97%	6.47%	(276bp)	(150bp)
Cost:income ratio	57%	56%	64%	62%	56%	100bp	600bp

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£bn	£bn	2009	2010

Capital and balance sheet
Total third party assets	19.4	21.4	18.4	25.6	25.7	32%	- -
Loans and advances	13.5	14.5	12.7	14.3	15.6	16%	9%
Customer deposits	54.0	58.6	61.8	64.6	62.7	16%	(3%)
Risk elements in lending	0.1	0.2	0.2	0.2	0.2	100%	-
Loan:deposit ratio (excluding repos)	26%	25%	21%	22%	25%	(100bp)	300bp
Risk-weighted assets	16.7	18.9	19.1	20.4	19.4	16%	(5%)

Appendix 2 Analysis by quarter

Ulster Bank

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	208	176	194	188	194	(7%)	3%

Net fees and commissions	39	45	98	35	43	10%	23%
Other non-interest income	12	10	(7)	18	10	(17%)	(44%)

Non-interest income	51	55	91	53	53	4%	-

Total income	259	231	285	241	247	(5%)	2%

Direct expenses
- staff	(81)	(79)	(76)	(66)	(60)	(26%)	(9%)
- other	(25)	(20)	(18)	(18)	(17)	(32%)	(6%)
Indirect expenses	(75)	(73)	(118)	(76)	(66)	(12%)	(13%)

	(181)	(172)	(212)	(160)	(143)	(21%)	(11%)

Operating profit before impairment losses	78	59	73	81	104	33%	28%
Impairment losses	(90)	(144)	(348)	(218)	(281)	-	29%

Operating loss	(12)	(85)	(275)	(137)	(177)	-	29%

Analysis of income by business
Corporate	138	134	146	145	134	(3%)	(8%)
Retail	101	104	114	112	105	4%	(6%)
Other	20	(7)	25	(16)	8	(60%)	(150%)

Total income	259	231	285	241	247	(5%)	2%

Analysis of impairment by sector
Mortgages	10	30	20	33	33	-	-
Corporate
- property	63	(2)	233	82	117	86%	43%
- other corporate	3	89	83	91	118	-	30%
Other lending	14	27	12	12	13	(7%)	8%

Total impairment	90	144	348	218	281	-	29%

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.2%	0.7%	0.5%	0.8%	0.9%	70bp	10bp
Corporate
- property	2.7%	(0.1%)	9.2%	3.3%	4.9%	220bp	160bp
- other corporate	0.1%	3.0%	3.0%	3.5%	4.8%	470bp	130bp
Other lending	3.5%	5.4%	2.0%	2.0%	2.7%	(80bp)	70bp

	0.9%	1.4%	3.5%	2.3%	3.1%	220bp	80bp

Appendix 2 Analysis by quarter

Ulster Bank (continued)

	2009			2010		Q2 2010 vs.
Key metrics	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010

Performance ratios
Return on equity (1)	(1.8%)	(11.3%)	(35.3%)	(16.0%)	(21.7%)	(1,990bp)	(570bp)
Net interest margin	2.03%	1.74%	1.83%	1.77%	1.92%	(11bp)	15bp
Cost:income ratio	70%	74%	74%	66%	58%	1,200bp	800bp

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£m	£m	2009	2010

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	16.0	16.7	16.2	16.1	14.9	(7%)	(7%)
- corporate
- property	9.5	10.2	10.1	9.9	9.5	-	(4%)
- other corporate	11.7	11.7	11.0	10.4	9.9	(15%)	(5%)
- other lending	1.8	2.0	2.4	2.4	1.9	6%	(21%)
Customer deposits	18.9	20.9	21.9	23.7	22.7	20%	(4%)
Risk elements in lending
- mortgages	0.4	0.5	0.6	0.7	0.7	75%	-
- corporate
- property	0.6	0.6	0.7	1.0	1.3	117%	30%
- other corporate	0.5	0.7	0.8	1.1	1.3	160%	18%
- other lending	0.1	0.2	0.2	0.2	0.2	100%	-
Loan:deposit ratio (excluding repos)	203%	191%	177%	159%	154%	(4,900bp)	(500bp)
Risk-weighted assets	26.2	28.5	29.9	32.8	30.5	16%	(7%)

Note:

(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial (£ Sterling)

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	448	410	423	468	502	12%	7%

Net fees and commissions	209	159	148	177	203	(3%)	15%
Other non-interest income	45	65	73	75	72	60%	(4%)

Non-interest income	254	224	221	252	275	8%	9%

Total income	702	634	644	720	777	11%	8%

Direct expenses
- staff	(184)	(174)	(200)	(215)	(151)	(18%)	(30%)
- other	(188)	(132)	(130)	(134)	(163)	(13%)	22%
Indirect expenses	(194)	(191)	(180)	(188)	(190)	(2%)	1%

	(566)	(497)	(510)	(537)	(504)	(11%)	(6%)

Operating profit before impairment losses	136	137	134	183	273	101%	49%
Impairment losses	(146)	(180)	(153)	(143)	(144)	(1%)	1%

Operating (loss)/profit	(10)	(43)	(19)	40	129	-	-

Average exchange rate - US$/£	1.551	1.640	1.633	1.560	1.492

Analysis of income by product
Mortgages and home equity	130	112	115	115	124	(5%)	8%
Personal lending and cards	113	116	115	114	122	8%	7%
Retail deposits	202	200	195	226	248	23%	10%
Commercial lending	140	127	134	142	152	9%	7%
Commercial deposits	89	97	108	81	86	(3%)	6%
Other	28	(18)	(23)	42	45	61%	7%

Total income	702	634	644	720	777	11%	8%

Analysis of impairment by sector
Residential mortgages	12	29	8	19	22	83%	16%
Home equity	43	82	13	6	38	(12%)	-
Corporate and commercial	61	65	92	49	76	25%	55%
Other consumer	30	4	40	56	7	(77%)	(88%)
Securities impairment losses	-	-	-	13	1	-	(92%)

Total impairment	146	180	153	143	144	(1%)	1%

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.7%	1.7%	0.5%	1.1%	1.3%	60bp	20bp
Home equity	1.1%	2.1%	0.3%	0.1%	0.9%	(20bp)	80bp
Corporate and commercial	1.2%	1.3%	1.9%	1.0%	1.5%	30bp	50bp
Other consumer	1.4%	0.2%	2.1%	2.8%	0.3%	(110bp)	(250bp)

	1.1%	1.4%	1.3%	1.0%	1.1%	-	10bp

Appendix 2 Analysis by quarter

US Retail and Commercial (£ Sterling) (continued)

	2009			2010		Q2 2010 vs.
Key metrics	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010

Performance ratios
Return on equity (1)	(0.6%)	(2.2%)	(1.0%)	2.0%	6.4%	700bp	440bp
Net interest margin	2.32%	2.37%	2.45%	2.69%	2.78%	46bp	9bp
Cost:income ratio	81%	78%	79%	74%	65%	1,600bp	900bp

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£bn	£bn	2009	2010

Capital and balance sheet
Total third party assets (excluding derivatives)	75.6	76.9	74.8	78.2	77.4	2%	(1%)
Loans and advances to customers (gross)
- residential mortgages	7.3	6.9	6.5	6.7	6.6	(10%)	(1%)
- home equity	15.9	16.0	15.4	16.2	16.3	3%	1%
- corporate and commercial	20.5	20.5	19.5	20.5	20.7	1%	1%
- other consumer	8.3	7.8	7.5	8.0	8.0	(4%)	-
Customer deposits (excluding repos)	59.9	62.0	60.1	62.5	62.3	4%	-
Risk elements in lending
- retail	0.3	0.3	0.4	0.4	0.4	33%	-
- commercial	0.1	0.2	0.2	0.3	0.5	-	67%
Loan:deposit ratio (excluding repos)	86%	81%	80%	81%	81%	(500bp)	-
Risk-weighted assets	55.6	62.8	59.7	63.8	65.5	18%	3%

Spot exchange rate - US$/£	1.644	1.599	1.622	1.517	1.498

Note:

(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial (US Dollar)

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	$m	$m	$m	$m	$m

Income statement
Net interest income	696	680	690	730	748	7%	2%

Net fees and commissions	324	266	245	276	303	(6%)	10%
Other non-interest income	69	104	120	116	110	59%	(5%)

Non-interest income	393	370	365	392	413	5%	5%

Total income	1,089	1,050	1,055	1,122	1,161	7%	3%

Direct expenses
- staff	(287)	(289)	(325)	(335)	(223)	(22%)	(33%)
- other	(289)	(219)	(215)	(207)	(246)	(15%)	19%
Indirect expenses	(301)	(313)	(294)	(293)	(283)	(6%)	(3%)

	(877)	(821)	(834)	(835)	(752)	(14%)	(10%)

Operating profit before impairment losses	212	229	221	287	409	93%	43%
Impairment losses	(231)	(296)	(252)	(224)	(214)	(7%)	(4%)

Operating (loss)/profit	(19)	(67)	(31)	63	195	-	-

Analysis of income by product
Mortgages and home equity	203	186	188	180	185	(9%)	3%
Personal lending and cards	174	190	188	178	182	5%	2%
Retail deposits	315	329	320	351	372	18%	6%
Commercial lending	217	210	219	222	226	4%	2%
Commercial deposits	138	160	176	126	128	(7%)	2%
Other	42	(25)	(36)	65	68	62%	5%

Total income	1,089	1,050	1,055	1,122	1,161	7%	3%

Analysis of impairment by sector
Residential mortgages	19	47	14	30	33	74%	10%
Home equity	65	131	23	10	56	(14%)	-
Corporate and commercial	99	107	150	77	113	14%	47%
Other consumer	48	11	65	87	10	(79%)	(89%)
Securities impairment losses	-	-	-	20	2	-	(90%)

Total impairment	231	296	252	224	214	(7%)	(4%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.6%	1.7%	0.5%	1.2%	1.3%	70bp	10bp
Home equity	1.0%	2.0%	0.4%	0.2%	0.9%	(10p)	70bp
Corporate and commercial	1.2%	1.3%	1.9%	1.0%	1.5%	30bp	50bp
Other consumer	1.4%	0.3%	2.1%	2.9%	0.3%	(110bp)	(260bp)

	1.1%	1.5%	1.3%	1.1%	1.1%	-	-

Appendix 2 Analysis by quarter

US Retail and Commercial (US Dollar) (continued)

	2009			2010		Q2 2010 vs.
Key metrics	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010

Performance ratios
Return on equity (1)	(0.7%)	(2.2%)	(1.0%)	2.1%	6.5%	720bp	440bp
Net interest margin	2.32%	2.37%	2.45%	2.69%	2.78%	46bp	9bp
Cost:income ratio	81%	78%	79%	74%	65%	1,600bp	900bp

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	$bn	$bn	$bn	$bn	$bn	2009	2010

Capital and balance sheet
Total third party assets (excluding derivatives)	124.4	122.9	121.3	118.6	115.9	(7%)	(2%)
Loans and advances to customers (gross)
- residential mortgages	12.0	11.0	10.6	10.1	9.9	(18%)	(2%)
- home equity	26.1	25.6	25.0	24.6	24.4	(7%)	(1%)
- corporate and commercial	33.6	32.7	31.6	31.1	30.9	(8%)	(1%)
- other consumer	13.7	12.5	12.1	12.1	12.0	(12%)	(1%)
Customer deposits (excluding repos)	98.5	99.1	97.4	94.8	93.3	(5%)	(2%)
Risk elements in lending
- retail	0.4	0.5	0.6	0.6	0.6	50%	-
- commercial	0.3	0.3	0.4	0.5	0.7	133%	40%
Loan:deposit ratio (excluding repos)	86%	81%	80%	81%	81%	(500bp)	-
Risk-weighted assets	91.3	100.4	96.9	96.8	98.1	7%	1%

Note:

(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

RBS Insurance

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,119	1,145	1,149	1,130	1,118	-	(1%)
Reinsurers' share	(40)	(43)	(37)	(34)	(38)	(5%)	12%

Net premium income	1,079	1,102	1,112	1,096	1,080	-	(1%)
Fees and commissions	(95)	(95)	(84)	(89)	(91)	(4%)	2%
Instalment income	35	37	38	35	35	-	-
Other income	6	7	5	6	7	17%	17%

Total income	1,025	1,051	1,071	1,048	1,031	1%	(2%)

Net claims	(758)	(928)	(1,156)	(974)	(1,132)	49%	16%

Underwriting profit/(loss)	267	123	(85)	74	(101)	(138%)	-

Staff expenses	(69)	(67)	(61)	(63)	(66)	(4%)	5%
Other expenses	(54)	(47)	(54)	(47)	(48)	(11%)	2%

Total direct expenses	(123)	(114)	(115)	(110)	(114)	(7%)	4%
Indirect expenses	(65)	(64)	(75)	(65)	(62)	(5%)	(5%)

	(188)	(178)	(190)	(175)	(176)	(6%)	1%

Technical result	79	(55)	(275)	(101)	(277)	-	174%

Impairment losses	(1)	(2)	-	-	-	-	-
Investment income	63	68	105	51	74	17%	45%

Operating profit/(loss)	141	11	(170)	(50)	(203)	-	-

Analysis of income by product
Own-brand
- motor	473	497	495	486	476	1%	(2%)
- household and life	199	207	214	212	212	7%	-
Partnerships and broker
- motor	133	131	137	126	120	(10%)	(5%)
- household and life	75	75	85	77	77	3%	-
Other (international, commercial and central)	145	141	140	147	146	1%	(1%)

Total income	1,025	1,051	1,071	1,048	1,031	1%	(2%)

In-force policies (thousands)
- Motor own-brand	4,789	4,894	4,858	4,715	4,513	(6%)	(4%)
- Own-brand non-motor (home, pet, rescue, HR24)	5,890	6,150	6,307	6,367	6,309	7%	(1%)
- Partnerships & broker (motor, home, pet, rescue, HR24)	5,609	5,371	5,328	5,185	4,945	(12%)	(5%)
- Other (international, commercial and central)	1,210	1,212	1,217	1,411	1,322	9%	(6%)

Total in-force policies	17,498	17,627	17,710	17,678	17,089	(2%)	(3%)
Gross written premium (£m)	1,147	1,186	1,024	1,090	1,092	(5%)	-

Appendix 2 Analysis by quarter

RBS Insurance (continued)

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010

Performance ratios
Return on equity (1)	17.7%	1.2%	(19.1%)	(5.4%)	(21.8%)	(3,950bp)	(1,640bp)
Cost:income ratio (2)	17%	16%	16%	16%	16%	100bp	-
Loss ratio (3)	69.1%	84.0%	105.8%	89.1%	106.3%	3,720 bp	1720bp
Combined operating ratio (4)	91.3%	104.7%	127.9%	111.9%	128.7%	3,740 bp	1,680bp

Balance sheet
General insurance reserves - total (£m)	6,601	6,839	7,030	7,101	7,326	11%	3%

Notes:

(1)	Based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Cost:income ratio is based on total income, including investment income and total expenses.
(3)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(4)	Combined operating ratio is the expenses (including fees & commissions) divided by gross written premium income, added to the loss ratio, for the UK businesses.

Appendix 2 Analysis by quarter

Central items

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Fair value of own debt	(478)	(163)	164	(137)	288	-	-
Other	166	283	(169)	337	49	(70%)	(85%)

Central items not allocated	(312)	120	(5)	200	337	-	69%

Appendix 2 Analysis by quarter

Non-Core

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	274	287	578	568	534	95%	(6%)

Net fees and commissions receivable	79	130	129	104	158	100%	52%
Income from trading activities	(1,184)	(579)	(781)	(131)	33	(103%)	(125%)
Insurance net premium income	196	173	171	168	173	(12%)	3%
Other operating income
- rental income	160	179	178	187	181	13%	(3%)
- other	(212)	(136)	(167)	38	(206)	(3%)	-

Non-interest income	(961)	(233)	(470)	366	339	(135%)	(7%)

Total income	(687)	54	108	934	873	-	(7%)

Direct expenses
- staff	(153)	(150)	(247)	(252)	(202)	32%	(20%)
- other	(247)	(244)	(297)	(282)	(269)	9%	(5%)
Indirect expenses	(137)	(132)	(141)	(122)	(121)	(12%)	(1%)

	(537)	(526)	(685)	(656)	(592)	10%	(10%)

Operating (loss)/profit before other operating charges and impairment losses	(1,224)	(472)	(577)	278	281	(123%)	1%
Insurance net claims	(137)	(126)	(148)	(133)	(215)	57%	62%
Impairment losses	(3,516)	(2,066)	(1,811)	(1,704)	(1,390)	(60%)	(18%)

Operating loss	(4,877)	(2,664)	(2,536)	(1,559)	(1,324)	(73%)	(15%)

Key metrics

Performance ratios
Net interest margin	0.45%	0.55%	1.17%	1.25%	1.22%	77bp	(3bp)
Cost:income ratio	(78%)	974%	634%	70%	68%	(14,600bp)	200bp

	2009			2010		30 June 2010 vs.
	30 June	30 Sept	31 Dec	31 Mar	30 June	30 June	31 Mar
	£bn	£bn	£bn	£bn	£bn	2009	2010

Capital and balance sheet
Total third party assets (including derivatives)	246.5	233.0	220.9	212.6	193.3	(22%)	(9%)
Loans and advances to customers (gross)	164.1	159.1	149.5	141.2	126.4	(23%)	(10%)
Customer deposits	15.0	16.0	12.6	10.2	7.4	(51%)	(27%)
Risk elements in lending	20.5	23.3	22.9	24.0	22.0	7%	(8%)
Risk-weighted assets	174.0	200.7	171.3	164.3	175.0	1%	7%

Appendix 2 Analysis by quarter

Non-Core (continued)

	2009			2010		Q2 2010 vs.
	Q2	Q3	Q4	Q1	Q2	Q2 2009	Q1 2010
	£m	£m	£m	£m	£m

Analysis of income
Banking & Portfolio	(973)	(271)	37	271	239	(125%)	(12%)
International Businesses & Portfolios	570	537	493	632	606	6%	(4%)
Markets	(284)	(212)	(422)	31	28	(110%)	(10%)

	(687)	54	108	934	873	-	(7%)

Impairment losses
Banking & Portfolio	1,155	1,347	895	697	256	(78%)	(63%)
International Businesses & Portfolios	1,638	1,234	902	951	1,124	(31%)	18%
Markets	723	(515)	14	56	10	(99%)	(82%)

Total impairment	3,516	2,066	1,811	1,704	1,390	(60%)	(18%)

Loan impairment charge as % of gross customer loans and advances (1)
Banking & Portfolio	4.7%	6.0%	4.1%	3.3%	1.8%	(290bp)	(150bp)
International Businesses & Portfolios	8.9%	6.9%	5.3%	5.7%	7.4%	(150bp)	170bp
Markets	301.2%	(126.8%)	0.4%	33.6%	3.6%	(29,760bp)	(3,000bp)

	8.2%	5.4%	4.6%	4.6%	4.4%	(380bp)	(20bp)

Note:
(1) Includes disposal groups.

	£bn	£bn	£bn	£bn	£bn
Gross customer loans and advances
Banking & Portfolio	92.1	88.2	82.0	78.6	67.8	(26%)	(14%)
International Businesses & Portfolios	69.4	68.3	65.6	62.3	58.2	(16%)	(7%)
Markets	2.6	2.6	1.9	0.3	0.4	(85%)	33%

	164.1	159.1	149.5	141.2	126.4	(23%)	(10%)

Risk-weighted assets
Banking & Portfolio	57.5	61.1	58.2	57.2	55.1	(4%)	(4%)
International Businesses & Portfolios	48.5	46.1	43.8	45.4	40.4	(17%)	(11%)
Markets	68.0	93.5	69.3	61.7	79.5	17%	29%

	174.0	200.7	171.3	164.3	175.0	1%	7%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary